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                                                                       Exhibit 4


        LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE
        INSURANCE POLICY
A B


PLEASE READ YOUR POLICY CAREFULLY

This Policy is a legal contract between the Owner (you, your) and Nationwide Life Insurance Company (we, our, us, the Company).

INSURING AGREEMENT:

We issue this Policy in consideration of your application and the payment of the Initial Premium. We agree to pay the Death Proceeds to the Beneficiary upon receiving proof that both Insureds have died while this Policy is in force prior to the Maturity Date. We agree to pay the Maturity Proceeds to you if either Insured is living on the Maturity Date.

You and we are bound by the conditions and provisions of this Policy.
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The Cash Surrender Value of this Policy will vary from day to day. It may increase or decrease depending on the investment experience of the Policy. Refer to the Nonforfeiture Provisions on page 11 for details. There is no guaranteed Cash Surrender Value.

The amount or duration of the death benefit will be variable and depend on the investment experience of the Policy. The death benefit will never be less than the Specified Amount as long as your Policy is in force. Refer to the Death Benefit Provisions on page 9 for details.

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RIGHT TO EXAMINE POLICY

You may return this Policy to us within (1) 10 days after you get it, or (2) 45 days after you sign the application, or (3) 10 days after we mail or deliver the Notice of Withdrawal Right, whichever is latest. The Policy, with a written request for cancellation, must be mailed or delivered to our Home Office or to the agent who sold it to you. The returned Policy will be treated as if we never issued it and we will refund any premiums paid.
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If you have any questions about your Policy or need additional insurance service, contact your agent or write to our Home Office.

Signed at our Home Office on the Policy Date.

                              A B C D P Q R S

                            Adjustable Death Benefit
           Flexible premiums payable during either Insured's lifetime until the Maturity Date
                Death Proceeds payable at death of both Insureds
                           prior to the Maturity Date
                 Maturity Proceeds payable on the Maturity Date
                                Non-Participating
                           Not eligible for dividends
                   Investment experience reflected in benefits


VLO-0600                   Nationwide Life Insurance Company
          Home Office: One Nationwide Plaza A Columbus, Ohio 43215-2220

                           Nationwide is on your side.

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----------------------------------CONTENTS--------------------------------------

PROVISION                                                                  PAGE

Annual Report.................................................................7

Assignment....................................................................8

Beneficiary...................................................................7

Cash Surrender Value..........................................................4

Cash Value...................................................................11

Death Benefit.................................................................9

Definitions...................................................................4

Error in Age or Sex...........................................................6

Fixed Account................................................................16

Grace Period..................................................................8

Incontestability..............................................................6

Insureds......................................................................4

Insuring Agreement............................................................1

Loan.........................................................................13

Monthly Cost of Insurance....................................................12

Nonforfeiture................................................................11

Optional Modes of Settlement.................................................16

Ownership.....................................................................7

Policy Data Page..............................................................3

Premium.......................................................................8

Reinstatement.................................................................9

Suicide.......................................................................6

Surrender....................................................................12

Termination...................................................................7

Transfers....................................................................16

Valuation of Assets..........................................................14

Variable Account.............................................................15




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                                   DEFINITIONS

ATTAINED AGE: For each Insured, Attained Age is the Issue Age of such Insured plus the number of full years since the Policy Date.

ISSUE AGE: For each Insured, Issue Age is the Insured's age on the last birthday on or before the Policy Date. It is shown on the Policy Data Page.

BENEFICIARY: The Beneficiary is the person to whom the Death Proceeds are paid. The Beneficiary is named in the application, unless changed.

CASH SURRENDER VALUE: The Cash Surrender Value of your Policy on any date is equal to (1) minus (2) minus (3) where:

     1.  is the Cash Value;
     2.  is any Indebtedness; and
     3.  is any Surrender Charge.

CASH VALUE: Your Policy's Cash Value is the sum of the associated values in any Variable Account, the Fixed Account, and the Policy Loan Account. Refer to the Nonforfeiture Provision for details.

COMPANY: The Company is the Nationwide Life Insurance Company. "We," "our", and "us" refer to the Company.

CONTINGENT BENEFICIARY: The Contingent Beneficiary will become the Beneficiary if the named Beneficiary dies prior to the date Death Proceeds become payable. The Contingent Beneficiary is named in the application, unless changed.

CONTINGENT OWNER: The Contingent Owner will become the Owner if the named Owner dies prior to the date Death Proceeds become payable. The Contingent Owner is named in the application, unless changed.

DEATH PROCEEDS: The Death Proceeds are the amount of money payable to the Beneficiary if both Insureds die while your Policy is in force prior to the Maturity Date. Refer to the Death Benefit Provisions for details.

FIXED ACCOUNT: A Fixed Account is an investment option which is funded by the General Account of the Company.

FUND: A Fund is the underlying mutual fund in which Subaccount assets are invested. There is a Fund that corresponds to each Subaccount in a Variable Account. The Funds are listed on the Policy Data Page with the corresponding Subaccounts.

GENERAL ACCOUNT: The General Account is made up of all of our assets other than those held in any separate investment account.

HOME OFFICE: The Home Office of the Company is at One Nationwide Plaza, Columbus, Ohio.

INDEBTEDNESS: Indebtedness is any amount you owe us as a result of a policy loan. Indebtedness consists of principal amount plus accrued interest.

INITIAL INVESTMENT DATE : The Initial Investment Date is the later of the Policy Date or the date we receive the Initial Premium at our Home Office.

INSUREDS: The Insureds are the persons whose lives are covered by this insurance Policy and are named in the application.


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MATURITY DATE : The Maturity Date is the Policy Anniversary on or next following the younger Insured's 100th birthday.

MATURITY PROCEEDS: Maturity Proceeds are the amount of money payable to you on the Maturity Date if your Policy is still in force. The Maturity Proceeds will be equal to the amount of the Cash Value, less any Indebtedness.

MONTHLY ANNIVERSARY DAY: The Monthly Anniversary Day is the same day as the Policy Date for each succeeding month.

NET PREMIUM: The Net Premium is equal to the actual premium minus the percent of premium charge. The percent of premium charge is shown on the Policy Data Page. The Company may at its sole discretion apply a lower percent of premium charge.

OWNER: The Owner has all rights under this Policy and is named in the application unless later changed and endorsed on this Policy. "You" or "your" refer to the Owner of this Policy.

POLICY ANNIVERSARY: The Policy Anniversary is the same day and month as the Policy Date for each succeeding year.

POLICY DATE: The Policy Date is the date the provisions of this Policy take effect. It is shown on the Policy Data Page. Policy years and policy months are measured from the Policy Date.

POLICY LOAN ACCOUNT: The Policy Loan Account is that portion of the Cash Value which results from policy loans.

PROCEEDS: The Proceeds are the amount payable on the Maturity Date, on the surrender of this Policy prior to the Maturity Date, or on the death of both Insureds while this Policy is in force.

SEC:  SEC is the Securities and Exchange Commission.

SPECIFIED AMOUNT: The Specified Amount is a dollar amount used to determine the death benefit of your Policy. The Specified Amount is the sum of the Basic coverage and any Supplemental coverage. It is shown on the Policy Data Page.

SUBACCOUNT: A Subaccount is a part of a Variable Account. The assets in each Subaccount are invested exclusively in a specified Fund. The Subaccounts are listed on the Policy Data Page.

SURRENDER CHARGE: If you lapse or surrender this Policy, we deduct a Surrender Charge from the Cash Value. The surrender charge varies by policy year as shown in the Table of Surrender Charges on the Policy Data Page.

VALUATION DAY: A Valuation Day is each day that the New York Stock Exchange is open for trading except for customary holidays observed by us.

VALUATION PERIOD: A Valuation Period is the interval of time between a Valuation Day and the next Valuation Day.

VARIABLE ACCOUNT: One or more Variable Accounts are named on the Policy Data Page. Each is a separate investment account of the Company.


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                            GENERAL POLICY PROVISIONS

ENTIRE CONTRACT: The entire contract consists of this Policy, any attached riders or endorsements, and the attached copy of any written application, including any written supplemental applications. No agent, registered representative, or other person may change this Policy or waive any of its provisions. Any agreement to alter this Policy must be in writing, signed by our President or Secretary and attached to or endorsed on your Policy. We will not be bound by any promise or representations made by any agent or other persons.

APPLICATION: All statements made in an application are considered representations and not warranties. In issuing this Policy, we have relied on the statements made in any application to be true and complete. No such statement will be used to void the Policy or to deny a claim unless that statement is a material misrepresentation.

INCONTESTABILITY: We will not contest payment of the Death Proceeds based on the initial Specified Amount after this Policy has been in force during the lifetime of both Insureds for 2 years from the Policy Date. For any increase in Specified Amount requiring evidence of insurability, we will not contest payment of the Death Proceeds based on such an increase after it has been in force during the lifetime of both Insureds for 2 years from its effective date.

We require notification of the first death within one year even though Death Proceeds are not payable until the second death. Two years after the Policy Date and the effective date of any increase in Specified Amount, if we have not received such notice, we will request confirmation that both Insureds are alive.

SUICIDE: If either Insured commits suicide, while sane or insane, within 2 years from the Policy Date, we will not pay the Death Proceeds. Instead, we will pay the Beneficiary an amount equal to all premiums paid, less any Indebtedness, and less any partial surrenders.

For any increase in Specified Amount requiring evidence of insurability, if either Insured commits suicide, while sane or insane, within 2 years from the effective date of any such increase, we will not pay the Death Proceeds associated with such an increase. Instead, our liability with respect to such an increase will be limited to its cost.

ERROR IN AGE OR SEX: If the age or sex of either Insured has been misstated, the affected benefits will be adjusted by the ratio of the last monthly cost of insurance deducted to the monthly cost of insurance that would have been deducted based on the true age and sex of each Insured.

PAYMENT OF PROCEEDS: Unless an optional mode of settlement is elected, the Death Proceeds will be paid in one sum to the Beneficiary. Unless an optional mode of settlement is elected, any Proceeds payable on maturity date or upon surrender of this Policy will be paid in one sum to you.

POSTPONEMENT OF PAYMENTS: We will normally pay any amount payable on maturity, surrender or policy loan within seven days after we receive your written request. We will normally pay any Death Proceeds within seven days after we receive proofs of death for both Insureds and any other information we may reasonably require to pay a claim.

However, such payments may be postponed if:

     1. the New York Stock Exchange is closed (except for customary holiday closings); or
     2.   the SEC requires trading be restricted or declares an emergency; or
     3.   the SEC lets us defer payments for the protection of our Policy
          Owners; or
     4.   policy values are being withdrawn from the Fixed Account.

EFFECTIVE DATE OF COVERAGE: The effective date of coverage of any person insured under your Policy is as follows:

     1. the Policy Date is the effective date for all coverage provided in the original application;


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     2. for any increase or addition to coverage, the effective date will be the
     Monthly Anniversary Day on or next following the date we approve the supplemental application; and
     3. for any insurance that has been reinstated, the effective date is the Monthly Anniversary Day on or next following the date we approve the application for reinstatement.

     TERMINATION: All coverage under your Policy will terminate when any one of the following events occurs:

     1.   you request in writing that the coverage terminate;
     2.   both Insureds die;
     3.   the Policy matures;
     4.   the Grace Period ends; or
     5.   you surrender the Policy for its Cash Surrender Value.

ANNUAL REPORT: We will send you a report at least once a year which shows the current Cash Value, Cash Surrender Value, amount of insurance, premiums paid, all charges since the last report and outstanding policy Indebtedness. The report will also include any other information required by laws and regulations, both federal and state. We will mail this report to you at your last known address.

ILLUSTRATION OF BENEFITS AND VALUES: We will provide a projection of illustrative future benefits and values under this Policy at any time. Your written request and payment of a service fee set by us at the time of the request will be required.

NONPARTICIPATION: This is a nonparticipating Policy on which no dividends are payable. Your Policy will not share in our profits or surplus earnings.

CURRENCY: Any money we pay, or that is paid to us, must be in United States currency.

SIGNATURE GUARANTEE: For your protection, a request for a surrender, policy loan, or a change in ownership must be signed. The Company may require the signature to be guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia, or Pacific Stock Exchange, or by a commercial bank (not a savings bank), which is a member of the Federal Deposit Insurance Corporation. In some cases, the Company may require additional documentation of a customary nature.


                  OWNER, BENEFICIARY AND ASSIGNMENT PROVISIONS

OWNERSHIP: While either Insured is living, all rights in your Policy belong to you. Your rights in your Policy belong to your estate if you die before both Insureds die and there is no Contingent Owner.

You may name a Contingent Owner or a new Owner at any time while either Insured is living. If a new Owner is named, any earlier designation is automatically revoked. Any change must be in a written form satisfactory to us and recorded at our Home Office. Once recorded, the change will take effect as of the date you signed it. It will not affect any payment made or any action taken by us before it was recorded. We may require that you send us your Policy for endorsement before making a change.

BENEFICIARY: The Beneficiary and Contingent Beneficiary on the Policy Date are named in the application. More than one Beneficiary or Contingent Beneficiary may be named. If more than one Beneficiary is alive when Death Proceeds become payable, we will pay them in equal shares, unless you have provided otherwise.

If any Beneficiary dies before Death Proceeds become payable, that Beneficiary's interest will be paid to any surviving Beneficiaries or Contingent Beneficiaries according to their respective interests, unless you have provided otherwise. If no Beneficiary is living when the Death Proceeds become payable, we will consider you or your estate to be the Beneficiary.

While either Insured is living, you may change any Beneficiary or Contingent Beneficiary. Any change must be in a written form satisfactory to us and recorded at our Home Office. Once recorded, the change will take effect as of the date you


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signed it. It will not affect any payment made or action taken by us before it was recorded. We may require that you send us your Policy for endorsement before making a change.

ASSIGNMENT: While either Insured is living, you may assign any or all rights under your Policy. We will not be bound by any assignment unless it is in a written form acceptable to us and is recorded at our Home Office. An assignment will not affect any payments made or actions taken by us before we record it. We will not be responsible for the sufficiency or validity of any assignment.

The assignment will be subject to any Indebtedness owed to us before it was recorded. The interest of any Beneficiary will be subject to the rights of any assignee of record at our Home Office.

                               PREMIUM PROVISIONS

PREMIUM PAYMENTS: The Initial Premium is due on the Policy Date. It will be credited on the Initial Investment Date. Any due and unpaid monthly deductions will be subtracted from the Cash Value at this time. Insurance will not be effective until the Initial Premium is paid. The Initial Premium is shown on the Policy Data Page.

Premiums other than the Initial Premium may be paid at any time while your Policy is in force subject to the limits described below. We will send planned premium payment reminder notices to you. We will send them according to the premium mode shown on the Policy Data Page. You may pay the Initial Premium to us at our Home Office or to an authorized agent. All premiums after the first are payable at our Home Office. Premium receipts will be furnished upon request.

LIMITS: Each premium payment must be at least $50. Additional premium payments may be made at any time while your Policy is in force. However, we reserve the right to require satisfactory evidence of insurability for both Insureds before accepting any additional premium payment which results in any increase in the net amount at risk. Also, we will refund any portion of any premium payment which is determined to be in excess of the premium limit established by law to qualify your Policy as a contract for life insurance. We may also require that any existing Policy Indebtedness is repaid prior to accepting any additional premium payments.

                             GRACE PERIOD PROVISIONS

GRACE PERIOD: If the Cash Surrender Value on a Monthly Anniversary Day is not sufficient to cover the current monthly deduction, and the premium payments required to guarantee the death benefits have not been met, a Grace Period will be allowed for the payment of a premium of the lesser of 3 times the current monthly deduction or the premium necessary to satisfy the Guaranteed Policy Continuation Provision. We will send you a notice of your lapse pending status when you enter the Grace Period, at your address in the application or another address you specify, stating the amount of premium required. The Grace Period will end 61 days after the day we mail you the notice. We will send an additional reminder notice at least 31 days prior to the end of the Grace Period. If you do not pay the required amount by the end of the Grace Period, this Policy will terminate without value. If Death Proceeds become payable during the Grace Period, we will pay the Death Proceeds.

GUARANTEED POLICY CONTINUATION PROVISION: During the Guaranteed Policy Continuation Period, we will not lapse this policy if on each Monthly Anniversary Day (1) is greater than or equal to (2) where:

     1. is the sum of all premiums paid to date, including the Initial Premium, minus any Indebtedness, and minus any partial surrender amounts; and
     2. is the sum of the minimum monthly premiums due since the Policy Date including such premium for the current Monthly Anniversary Day.

If (1) is not greater than or equal to (2) then the Guaranteed Policy Continuation Provision is not in effect, and the Grace Period Provision will apply. The minimum monthly premiums and the Guaranteed Policy Continuation Period are shown on the Policy Data Page. The minimum monthly premiums may vary by policy duration and may be affected by changes to the Policy.


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REINSTATEMENT: If the Grace Period has ended and you have not paid the required premium and have not surrendered your Policy for its Cash Surrender Value, you may reinstate your Policy if you:

     1. submit a written request at any time within 3 years after the end of the Grace Period and prior to the Maturity Date;
     2. provide evidence of insurability of both Insureds satisfactory to us;
     3. pay sufficient premium to cover all monthly deductions that were due and unpaid during the Grace Period;
     4. pay sufficient premium to keep the Policy in force for 3 months from the date of reinstatement; and
     5. repay any Indebtedness against the policy which existed at the end of the Grace Period.

The effective date of a reinstated policy will be the Monthly Anniversary Day on or next following the date the application for reinstatement is approved by us.

If your Policy is reinstated, the Cash Value on the date of reinstatement, but prior to applying any premiums received, will be set equal to the lesser of:

     1. the Cash Value at the end of the Grace period; or
     2. the surrender charge for the policy year in which this Policy is reinstated.

Unless you have provided otherwise, all amounts will be allocated based on the Fund allocation factors in effect at the start of the Grace Period.

                            DEATH BENEFIT PROVISIONS

DEATH BENEFIT: If both Insureds die while the Policy is in force, your Policy will provide a death benefit. The death benefit will be determined in accordance with one of the following options, whichever is in effect when Death Proceeds become payable. The current option in effect is shown on the Policy Data Page.

Option 1
The death benefit will be the greater of:

     1. the Specified Amount on the date Death Proceeds become payable; or
     2. the applicable percentage of the Cash Value on the date Death Proceeds become payable.

Option 2
The death benefit will be the greater of:

     1. the Specified Amount plus the Cash Value on the date Death Proceeds become payable; or
     2. the applicable percentage of the Cash Value on the date Death Proceeds become payable.

For either Death Benefit option, the applicable percentages of Cash Value are show on the Policy Data Page.

Option 3
The death benefit will be the Specified Amount plus the Accumulated Premium Account on the date of death.

The Accumulated Premium Account is all premium payments accumulated to the date of death less any partial surrenders accumulated to the date of death. The accumulations will be calculated based on the Option 3 interest rate shown on the Policy Data Page. In no event will the Accumulated Premium Account be less than zero or greater than the Option 3 Maximum Increase shown on the Policy Data Page.

DEATH PROCEEDS: The actual amount of money payable to the Beneficiary if both Insureds die while your Policy is in force prior to the Maturity Date is called the Death Proceeds. The Death Proceeds equals:

     1. the death benefit provided by your Policy; plus
     2. any insurance that may be provided by riders to your Policy; minus
     3. any Indebtedness; and minus
     4. any due and unpaid monthly deductions accruing during a Grace Period.


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We will pay the Death Proceeds to the Beneficiary after we receive at our Home
Office proofs of death for both Insureds satisfactory to us and such other information as we may reasonably require. We require notification of the first death within one year even though Death Proceeds are not payable until the second death. The Death Proceeds will be adjusted under certain conditions. Refer to the Incontestability, Suicide, and Error in Age or Sex Provisions.

DEATH BENEFIT OPTION CHANGES: After the first policy year, you may change the death benefit option under your Policy. If the change is from Option 1 to Option 2, the Specified Amount will be decreased by the amount of the Cash Value. We will decrease the Basic and Supplemental coverages proportionally. If the change is from Option 2 to Option 1, the Specified Amount will be increased by the amount of the Cash Value. We will increase the Basic and Supplemental coverages proportionally. We reserve the right to require evidence of insurability of both Insureds for a change from Option 2 to Option 1. The effective date of change will be the Monthly Anniversary Day on or next following the date we approve the request for change. We will also allow death benefit option changes from Option 3 to Option 1 or Option 2. We will not allow death benefit option changes from Option 1 to Option 3 or Option 2 to Option 3.

Only one change of option is permitted in a policy year. We will refuse a death benefit option change which would reduce the Specified Amount to a level where the total premiums already paid to date exceed the premium limit established by law to qualify your Policy as a contract for life insurance. In order for a death benefit option change to become effective, the Cash Surrender Value, after the change, must be sufficient to keep the Policy in force for at least 3 months.

SPECIFIED AMOUNT INCREASES: At any time after the first policy year, you may request an increase in Specified Amount. Your request must be in writing to our Home Office on our official forms. Any increase shall be subject to the following conditions:

     1. you provide evidence of insurability of both Insureds satisfactory to us;
     2.   the increase is for at least $10,000;
     3. the Cash Surrender Value is sufficient to keep this Policy in force for at least 3 months; and
     4.   age limits are the same as for a new issue.

An approved increase will have an effective date of the Monthly Anniversary Day on or next following the date we approve the supplemental application. We will increase the Basic and Supplemental coverages proportionally. We reserve the right to limit the number of increases in Specified Amount to one each policy year.
SPECIFIED AMOUNT DECREASES: At any time after the first policy year, you may request a decrease in the Specified Amount. Any decrease will be effective on the Monthly Anniversary Day on or next following our receipt of your request. We will decrease the Basic and Supplemental coverages proportionally. We will decrease insurance in the following order:

     1.   insurance provided by the most recent increase;
     2.   the next most recent increases successively; and
     3.   insurance provided under the original application.

We reserve the right to limit the number of decreases in the Specified Amount to one each policy year. We will refuse a request for a decrease which would:

     1. reduce the Specified Amount to less than the minimum issue amount, which is shown on the Policy Data Page; or
     2.   disqualify this Policy as a contract for life insurance.


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                            NONFORFEITURE PROVISIONS

CASH VALUE: The Cash Value of your Policy is the sum of the Cash Value in each Subaccount, the Fixed Account and the Policy Loan Account. The Cash Value in each Subaccount on the Initial Investment Date is equal to the portion of the Net Premium allocated to the Subaccount minus a pro-rata monthly deduction for the month following the Policy Date.

The Cash Value in each Subaccount on each subsequent Valuation Day is equal to
(1) plus (2) plus (3) minus (4) minus (5) minus (6) where:

     1. is the Cash Value in the Subaccount on the preceding Valuation Day multiplied by its net investment factor for the current Valuation Period;
     2. is any Net Premiums or other amounts allocated to the Subaccount during the current Valuation Period;
     3. is any amounts transferred to the Subaccount during the current Valuation Period;
     4. is any amounts transferred from the Subaccount during the current Valuation Period;
     5. is the portion of any monthly deductions which are due and charged to the Subaccount during the current Valuation Period; and
     6. is any partial surrender amounts allocated to the Subaccount during the current Valuation Period.

The Cash Value in the Policy Loan Account is zero, unless you take a policy loan. If you take a policy loan, then the Cash Value in the Policy Loan Account on the loan date is equal to the amount of the loan. The loan amount is transferred from a Variable Account in proportion to the Cash Value in each Subaccount on the date of the loan. Loan amounts will be transferred from the Fixed Account only when insufficient amounts are available in the Variable Subaccounts.

The Cash Value in the Policy Loan Account on each subsequent Valuation Day is equal to (1) plus (2) plus (3) minus (4) minus (5) where:

     1. is the Cash Value in the Policy Loan Account on the preceding Valuation Day;
     2. is any interest credited during the current Valuation Period;
     3. is any amounts transferred to the Policy Loan Account because of additional policy loans and any due and unpaid loan interest during the current Valuation Period;
     4. is the amount of any loan repayments you make during the current Valuation Period; and
     5. is any amount of interest transferred from the Policy Loan Account to a Variable Account or the Fixed Account during the current Valuation Period.

The Cash Value in the Fixed Account is zero unless some or all of the Cash Value is allocated to the Fixed Account. At the time of this initial allocation, the Cash Value in the Fixed Account is equal to the amount of Cash Value allocated to the Fixed Account. The Cash Value in the Fixed Account on each subsequent Valuation Day is equal to (1) plus (2) plus (3) minus (4) minus (5) minus (6) where:

     1. is the Cash Value in the Fixed Account on the preceding Valuation Day;
     2. is any interest credited during the current Valuation Period;
     3. is any Net Premiums or other amounts allocated to the Fixed Account during the current Valuation Period;
     4. is any amounts transferred from the Fixed Account during the current Valuation Period;
     5. is the portion of any monthly deductions which are due and charged to the Fixed Account during the current Valuation Period; and
     6. is any partial surrender amounts allocated to the Fixed Account during the current Valuation Period.

MONTHLY DEDUCTION: The monthly deduction for each policy month shall be calculated as:

     1. the monthly cost of insurance; plus
     2. the monthly cost of any additional benefits provided by Riders; plus
     3. the mortality and expense risk charges; plus
     4. the monthly expense charges. These charges will not exceed the maximum monthly policy expense charges shown on the Policy Data Page.


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The monthly deductions, other than the Mortality and Expense Charge, will be charged proportionately to the Cash Values in each Subaccount and the Fixed Account.

MORTALITY AND EXPENSE RISK CHARGE: The Mortality and Expense Charge will be charged proportionately to the Cash Values in each Variable Subaccount.

The Company assumes certain risks for guaranteeing the mortality and expense charges. To compensate the Company for assuming these risks associated with the Policies, the Company deducts on a monthly basis from the Cash Value attributable to the Variable Account, a charge to provide for mortality and expense risks. This charge is equivalent to an annual effective rate of 0.60% of the first $25,000.00 of Cash Value attributable to the Variable Account, 0.30% of the next $225,000.00 of Cash Value attributable to the Variable Account, and 0.10% of the Cash Value attributable to the Variable Account in excess of $250,000.00. These charges are all guaranteed.

MONTHLY COST OF INSURANCE: A deduction will be made on the Policy Date and each Monthly Anniversary Day for the cost of insurance. This monthly deduction will be charged proportionately to the Cash Values in each Subaccount and the Fixed Account. The monthly cost of insurance for each policy month is determined by multiplying the monthly cost of insurance rate by the net amount at risk. The monthly cost of insurance rate is described under the Cost of Insurance Rates Provision.

If there have been increases in the Specified Amount, then the Cash Value shall be first considered a part of the initial Specified Amount. If the Cash Value exceeds the initial Specified Amount, it shall then be considered a part of the increases in Specified Amounts in the order of the increases.

COST OF INSURANCE RATES: A separate monthly cost of insurance rate is used to obtain the monthly cost of insurance for the initial Specified Amount and each increase in Specified Amount. Each rate is based on the age, sex, underwriting class, and any substandard rating of each Insured at the time the initial Specified Amount was issued or increase took effect, and on the duration since that time.

These rates will never be greater than the guaranteed maximum monthly cost of insurance rates shown on the Policy Data Page. The basis for these guaranteed maximum cost of insurance rates is shown in the Basis of Computation on the Policy Data Pages.

INTEREST CREDITING: Any Cash Value allocated to the Policy Loan Account will be credited interest daily. The guaranteed minimum annual effective rate is 3%. Interest in excess of the minimum guaranteed rate may be used.

Any Cash Value allocated to the Fixed Account will be credited interest daily. The guaranteed minimum annual effective rate is 3%. Interest in excess of the minimum guaranteed rate may be used. The current interest rate in effect at the time of transfer to the Fixed Account will be guaranteed through the end of the calendar quarter. Thereafter, any excess interest rates will be guaranteed for the following three months. Where required, we have filed our method for determining current interest rates with the Insurance Department of the state in which this Policy was delivered.

MINIMUM LEGAL VALUES: The cash surrender, loan and other values in your Policy are at least as large as those set by law in the state where it is delivered. Where required, we have given the insurance regulator a detailed statement of how we compute values and benefits.

CONTINUATION OF INSURANCE: If the premium payments are not made, insurance coverage under this Policy and any benefits provided by Rider will be continued in force. Such coverage will be continued as provided in the Grace Period Provision. This provision will not continue the Policy beyond the Maturity Date nor continue any Rider beyond the date for its termination, as provided in such Rider.

COMPLETE SURRENDER: Your Policy may be surrendered for its Cash Surrender Value at any time while it is in force. You must submit a written request on a form acceptable to us. We may also require the return of your Policy. The date of surrender will be the date we receive your written request at our Home Office. The Cash


VLO-0600                               12

Surrender Value will be determined as of the end of the Valuation Period during which your request is received. All coverage will end on the date of surrender.

PARTIAL SURRENDER: A partial surrender may be made at any time after the first policy year while this Policy is in force. You must submit a written request. We may also require that this Policy be sent to us. We reserve the right to limit the number of partial surrenders in a policy year to one. In addition, a partial surrender will be allowed only if after the partial surrender, this Policy continues to qualify as a contract for life insurance. We reserve the right to deduct a fee from the partial surrender amount. The maximum fee is shown on the Policy Data Page.

When a partial surrender is made, we will reduce the Cash Value by the partial surrender amount. We will also reduce the Specified Amount by the amount necessary to present an increase in the Net Amount at Risk. We will decrease the Basic and Supplemental coverages proportionally. Any such decrease will reduce insurance in the following order:

     1.   against the insurance provided by the most recent increase;
     2.   against the next most recent increase successively; and
     3.   against the insurance under the original application.

The amount of any partial surrender is subject to the following conditions:

     1.   the minimum amount of a partial surrender is $200;
     2. during the first ten policy years, the amount of a partial surrender cannot exceed 10% of Cash Surrender Value as of the beginning of the Policy year;
     3. after the completion of ten Policy years, the maximum amount of a partial surrender is the Cash Surrender Value less the greater of $500 or 3 monthly deductions; and
     4. a partial surrender may not reduce the Specified Amount below the Minimum Specified Amount.

In addition, the partial surrender will be allowed only if after the surrender this Policy continues to qualify as a contract for life insurance.

CHANGES IN POLICY COST FACTORS: Changes in cost of insurance rates, credited interest rates, mortality and expense risk charges, percent of premium charges or other Policy expense charges will be by class and will be based on changes in future expectations for factors such as:

     1.   investment earnings;
     2.   mortality;
     3.   persistency;
     4.   expenses; and
     5.   taxes

Any changes will be determined in accordance with the procedures on file, if required, with the insurance regulator in the state in which this Policy was delivered.

                                 LOAN PROVISIONS

POLICY LOAN: After the first policy year, you may request a loan at any time while your Policy is in force. The loan must be requested in writing on a form acceptable to us. The amount of the loan and all existing loans may not be more than the maximum loan value as of the loan date. The loan date is the date we process the loan. The minimum loan amount is $1,000. The loan will be made upon the sole security of the Policy and proper assignment of your Policy to us.

MAXIMUM LOAN VALUE: The maximum loan value is determined by multiplying (1) by
(2) where:

     1.   is 90%; and
     2.   is the Cash Value less the Surrender Charge.


VLO-0600                               13

LOAN INTEREST: The loan interest rate is 3.9% per year. Interest is charged daily and payable at the end of each policy year. Unpaid interest will be added to the existing Indebtedness as of the due date and will be charged interest at the same rate as the rest of the loan.

LOAN REPAYMENT: All or part of a loan may be repaid to us at any time while your Policy is in force during either Insured's lifetime. Any payment intended as a loan repayment, rather than a premium payment, must be identified as such. Any Indebtedness that exists at the end of the Grace Period may not be repaid unless this Policy is reinstated.

EFFECT OF LOAN: When you take a loan, we will transfer an amount equal to the policy loan from a Variable Subaccount or the Fixed Account to the Policy Loan Account. Any loan interest that becomes due and is unpaid will also be so transferred. Amounts transferred to the Policy Loan Account will earn interest daily from the date of transfer. When you repay part or all of a loan, we will transfer an amount equal to the amount you repay from the Policy Loan Account to a Subaccount or the Fixed Account. We reserve the right to require that any loan repayments resulting from loans transferred from the Fixed Account must be allocated to the Fixed Account.

Unless otherwise specified, transfers from the Subaccounts to the Policy Loan Account will be in proportion to the Cash Value in each Subaccount as of the loan date. Loan amounts will be transferred from the Fixed Account only when insufficient amounts are available in the Variable Subaccounts. Any loan interest which becomes due and is unpaid will be transferred to the Policy Loan Account in proportion to the Cash Values in each Subaccount and the Fixed Account. Unless specified, loan repayments will be allocated among the Subaccounts using the Fund allocation factors in effect on the date of the repayment subject to any other restrictions the Company may impose.

Since the amount you borrow is removed from a Variable Subaccount or the Fixed Account, a loan will have a permanent effect on any death benefit and Cash Surrender Value of this Policy. The effect may be favorable or unfavorable. This is true whether you repay the loan or not. If not repaid, Indebtedness will reduce the amount of any Death Proceeds or Maturity Proceeds.

If the total Indebtedness ever equals or exceeds the Cash Value less the Surrender Charge, your Policy will terminate without value, as described in the Grace Period Provision.

                    VALUATION OF ASSETS IN A VARIABLE ACCOUNT

DETERMINING INVESTMENT RESULTS: The Cash Value will change with a change in the investment results of the Subaccounts. An index called an accumulation unit value measures changes in a Subaccount's investment experience. Each Subaccount has its own accumulation unit value.

For each Subaccount, the accumulation unit value was initially set at $10.00. The accumulation unit value for a Subaccount in each subsequent Valuation Period is equal to (1) multiplied by (2) where:

     1. is the Subaccount's accumulation unit value for the preceding Valuation Period; and
     2. is the Subaccount's net investment factor for the subsequent Valuation Period.

A net investment factor is defined below.

Because the net investment factor may be greater than or less than one, the accumulation unit value may increase or decrease from one Valuation Period to the next; however, the accumulation unit value remains constant throughout a Valuation Period.

NET INVESTMENT FACTOR: The net investment factor for a Subaccount for a Valuation Period is obtained by dividing (1) by (2) where:

     1.   is the net of:

          (a) the net asset value per share of the Fund held in the Subaccount at the end of the current Valuation Period; plus
          (b) the per share amount of any dividend and capital gains distributions made by the Fund held in the Subaccount if the "ex-dividend" date occurs during the current Valuation Period; plus or minus
          (c) a per share charge or credit for taxes reserved for, if any, which is determined by the Company to have resulted from the investment operations of the Subaccount.


VLO-0600                               14

     2.   is the net of:
          (a) the net asset value per share of the Fund held in the Subaccount determined as of the end of the immediately preceding Valuation Period; plus or minus
          (b) the per share charge or credit for taxes reserved for in the immediately preceding Valuation Period.


                           VARIABLE ACCOUNT PROVISIONS

VARIABLE ACCOUNT: A Variable Account is a separate investment account of the Company. One or more are named on the Policy Data Page. A Variable Account is also subject to the laws of Ohio.

We own the assets of any Variable Account; we keep them separate from the assets of our General Account. We maintain assets which are at least equal to the reserves and other liabilities of a Variable Account. Such assets will not be charged with liabilities that arise from any other business we conduct. We may transfer to our General Account assets which exceed the reserves and other liabilities of a Variable Account.

We will determine the value of the assets in a Variable Account at the end of each Valuation Day.

SUBACCOUNTS: A Variable Account may have several Subaccounts. We list them on the Policy Data Page. You determine, using Fund allocation factors, how Net Premiums will be allocated among the Subaccounts. You may choose to allocate nothing to a particular Subaccount. But any allocation you make must be at least 5%; you may not choose a fractional percent. The sum of the Fund allocation factors must equal 100%.

During the "Right to Examine Policy" period, Net Premiums will be allocated to the Subaccount that invests in a money market Fund or to the Fixed Account. At the end of this period, the Cash Value in that Subaccount will be transferred to the Variable Subaccounts according to your chosen Fund allocation factors. Also, any subsequent Net Premiums will be allocated according to your chosen factors. Fund allocation factors during and immediately after the "Right to Examine Policy" period, are shown on the Policy Data Page. After the "Right to Examine Policy" period has expired, you may transfer amounts among the Subaccounts. Transfers will take effect on the date your written request is received at our Home Office, subject to any restrictions imposed by a Fund.

You may change the allocation for future Net Premiums at any time while your Policy is in force. To do so, you must notify us in writing in a form that meets our approval. The change will take effect on the date we receive your written request at our Home Office.

Income and realized and unrealized gains and losses from assets in each Subaccount are credited to, or charged against, the Subaccount. This is without regard to income, gains, or losses in our other Subaccounts, separate investment accounts, or our General Account.

CHANGES OF FUND: A Fund might, in our judgment, become unsuitable for investment by a Subaccount. This might happen because of a change in investment policy, a change in the laws or regulations, the shares are no longer available for investment, or for some other reason. If that occurs, we have the right to substitute another Fund. But we would first notify you and seek approval from the SEC and the Superintendent of Insurance of the State of Ohio. We would also get any other required approvals.

OTHER CHANGES: To the extent permitted by applicable laws and regulations (including any order of the SEC), we may make changes as follows:

     1. A Variable Account may be operated as a management company under the Investment Company Act of 1940, or in any other form permitted by law, if we deem it to be in the best interest of the Policy Owners.
     2. A Variable Account may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required.
     3. A Variable Account may be combined with other separate investment accounts.
     4. The provisions of this and other policies may be modified to comply with any other applicable federal or state laws.

     In the event of such changes, we may make appropriate endorsement on this and other policies having an interest in a Variable Account and take other actions as may be necessary to effect such a change.


VLO-0600                               15

                            FIXED ACCOUNT PROVISIONS

FIXED ACCOUNT: The Fixed Account is funded by the General Account of the Company. The Fixed Account is credited with interest as described under the Nonforfeiture Provisions. In addition to allocating your Net Premiums to one or more of the Subaccounts described above, you may direct all or part of your Net Premiums into the Fixed Account.

RIGHT TO TRANSFER: You may annually transfer a portion of the Cash Value between the Fixed Account and the Subaccounts without penalty or adjustment. We reserve the right to limit the amount of Cash Value transferred out of the Fixed Account each Policy year. Transfers from the Fixed Account must be made within 30 days following the termination date of the Interest Rate Guaranteed Period.

You may request a transfer of up to 100% of the Cash Value from the Subaccounts to the Fixed Account. Transfers to the Fixed Account may not be made prior to the first Policy Anniversary or within 12 months of any prior transfer. The Cash Value in each Subaccount will be determined as of the date the transfer request is received in our Home Office in good order. We reserve the right to restrict transfers to the Fixed Account to 25% of the Cash Value.

RIGHT OF CONVERSION: At any time upon written request within 24 months of the Policy Date, you may elect to transfer all Subaccount Cash Values to the Fixed Account. No transfer charge will be assessed.

                     OPTIONAL MODES OF SETTLEMENT PROVISIONS

Proceeds may be paid in a lump sum. Optional modes of settlement are also available. After the Proceeds are applied under such optional modes, any amounts payable are paid from our General Account and will not be affected by the investment experience of any separate investment account.

One or a combination of settlement options may be chosen. A settlement option may be chosen only if the total amount placed under the option is at least $2,000.00 and each payment is at least $20.00.

A settlement option election may be changed at any time by proper written request to our Home Office. Once recorded, it will become effective on the date it was requested. We may require proof of the age and sex of any person to be paid under a settlement option. While this Policy is in force, you may choose or change settlement options at any time. If no settlement option has been chosen prior to the date the Death Proceeds become payable, the Beneficiary may choose one. A change of Beneficiary automatically revokes any option in effect.

When Proceeds become payable under any option, a Settlement Contract is issued in exchange for this Policy. The new contract's effective date is the date Death Proceeds become payable or the date this Policy is surrendered.

Settlement option payments are not assignable. To the extent allowed by law, settlement option payments are not subject to the claims of creditors or to legal process.

Under Options 2, 3, 4, and 5, payments will be made at the beginning of each 12, 6, 3, or 1 month interval beginning on the effective date of the Settlement Contract. Under Option 1 and 6, payments will be made at the end of every 12, 6, 3, or 1 month interval from the effective date of the Settlement Contract.

Under Options 1, 2, and 4, withdrawal of any outstanding balance may be made by written request to our Home Office. No amount left with us under Options 3, 5, or 6 may be withdrawn.

Options 1, 2, 4, and the guaranteed period of Option 3, provide for payment of interest at a guaranteed minimum interest rate of 21/2% per year, compounded annually. Any interest to be paid in excess of this rate will be determined once a year.

1. INTEREST INCOME: The Proceeds remain with us to earn interest. This interest may be left to accumulate or be paid periodically as stated above.

2. INCOME FOR A FIXED PERIOD: Proceeds remaining with us will be paid over a specified number of years (not exceeding 30 years). Each payment consists of a portion of the Proceeds plus a portion of the interest credited on the outstanding balance. The amount payable monthly for each $1,000 left with us will be at least the amount shown in the Option 2 Table.


VLO-0600                               16

3. LIFE INCOME WITH PAYMENTS GUARANTEED: Payments are made for a guaranteed period of 10, 15, or 20 years, and thereafter for the remainder of a payee's lifetime. The amount payable monthly for each $1,000 left with us is shown in the Option 3 Table, according to the payee's sex and age on the effective date of the option.

4. FIXED INCOME FOR VARYING PERIODS: The Proceeds may be left on deposit with us at interest with payments of a fixed amount being paid at specified intervals until principal and interest have been exhausted. The last payment will be for the balance only. The total amount payable each year may not be less than 5% of the original proceeds. (i.e., not less than $50 per annum of each $1,000 of original proceeds.)

5. JOINT AND SURVIVOR LIFE INCOME: Equal payments will be made for the longer of the lives of two named payees. In other words, when one payee dies, the same payment continues to be paid for the remainder of the surviving payee's life. We will furnish values for other age combinations (than those shown in Option 5 Table) upon request.

6. ALTERNATE LIFE INCOME: We will use the Proceeds to purchase an annuity. The amount payable will be 102% of our current individual immediate annuity purchase rate on the effective date of the Settlement Contract. We reserve the right to change our current annuity rates at any time. However, once this option has been selected and the Settlement Contract issued, any revision in rates will not affect payment to a payee or payees. Upon request, we will quote the amount currently payable under this settlement option.


VLO-0600                               17

                                                  TABLES FOR SETTLEMENT OPTIONS
                                        Monthly Installments for each $1,000 of Proceeds
OPTION 2                                        Option 2 - Income for a Fixed Period

                   Number of Years Specified   Amount of Each Installment  Number of Years Specified   Amount of Each Installment

                               1                         $84.28                        16                         $6.30
                               2                          42.66                        17                          6.00
                               3                          28.79                        18                          5.73
                               4                          21.86                        19                          5.49
                               5                          17.70                        20                          5.27
                               6                          14.93                        21                          5.08
                               7                          12.95                        22                          4.90
                               8                          11.47                        23                          4.74
                               9                          10.32                        24                          4.60
                              10                           9.39                        25                          4.46
                              11                           8.64                        26                          4.34
                              12                           8.02                        27                          4.22
                              13                           7.49                        28                          4.12
                              14                           7.03                        29                          4.02
                              15                           6.64                        30                          3.93

               Annual, semi-annual or quarterly payments are 11.865, 5.969 and
               2.994 respectively times the monthly installments.



                                        Monthly Installments for each $1,000 of Proceeds
OPTION 3                                Option 3 - Life Income with Payments Guaranteed

                                     GUARANTEED PERIOD                    GUARANTEED PERIOD                    GUARANTEED PERIOD
                     AGE OF PAYEE    -----------------    AGE OF PAYEE    -----------------   AGE OF PAYEE     -----------------
                     LAST BIRTHDAY         YEARS          LAST BIRTHDAY         YEARS         LAST BIRTHDAY          YEARS
                   -------------------------------------------------------------------------------------------------------------
                    MALE    FEMALE    10    15    20     MALE    FEMALE    10    15    20    MALE     FEMALE    10    15    20
                   -------------------------------------------------------------------------------------------------------------
                     5 &     10 &
                    Under    Under   2.54  2.54  2.53     30       35     3.11  3.10  3.09    55        60     4.78  4.62  4.39
                     6        11     2.55  2.55  2.55     31       36     3.15  3.14  3.12    56        61     4.90  4.71  4.45
                     7        12     2.57  2.56  2.56     32       37     3.18  3.18  3.16    57        62     5.01  4.80  4.52
                     8        13     2.58  2.58  2.58     33       38     3.23  3.22  3.20    58        63     5.14  4.90  4.59
                     9        14     2.60  2.59  2.59     34       39     3.27  3.26  3.24    59        64     5.26  5.00  4.65
                     10       15     2.61  2.61  2.61     35       40     3.31  3.30  3.28    60        65     5.40  5.10  4.71
                     11       16     2.63  2.63  2.62     36       41     3.36  3.35  3.32    61        66     5.54  5.20  4.77
                     12       17     2.65  2.64  2.64     37       42     3.41  3.39  3.36    62        67     5.68  5.30  4.83
                     13       18     2.66  2.66  2.66     38       43     3.46  3.44  3.41    63        68     5.83  5.40  4.89
                     14       19     2.68  2.68  2.68     39       44     3.51  3.49  3.46    64        69     5.99  5.50  4.94
                     15       20     2.70  2.70  2.70     40       45     3.57  3.54  3.50    65        70     6.16  5.61  4.99
                     16       21     2.72  2.72  2.72     41       46     3.63  3.60  3.55    66        71     6.33  5.71  5.03
                     17       22     2.74  2.74  2.74     42       47     3.69  3.66  3.60    67        72     6.50  5.81  5.07
                     18       23     2.77  2.76  2.76     43       48     3.76  3.72  3.66    68        73     6.68  5.90  5.11
                     19       24     2.79  2.79  2.78     44       49     3.82  3.78  3.71    69        74     6.86  5.99  5.14
                     20       25     2.81  2.81  2.80     45       50     3.89  3.84  3.77    70        75     7.05  6.08  5.17
                     21       26     2.84  2.83  2.83     46       51     3.97  3.91  3.82    71        76     7.23  6.16  5.19
                     22       27     2.86  2.86  2.85     47       52     4.04  3.98  3.88    72        77     7.42  6.24  5.21
                     23       28     2.89  2.88  2.88     48       53     4.12  4.05  3.94    73        78     7.61  6.30  5.23
                     24       29     2.92  2.91  2.91     49       54     4.21  4.12  4.00    74        79     7.79  6.37  5.24
                     25       30     2.94  2.94  2.93     50       55     4.29  4.20  4.07    75        80     7.97  6.42  5.25
                     26       31     2.97  2.97  2.96     51       56     4.38  4.28  4.13    76        81     8.14  6.47  5.26
                     27       32     3.01  3.00  2.99     52       57     4.48  4.36  4.19    77        82     8.31  6.51  5.26
                     28       33     3.04  3.03  3.02     53       58     4.57  4.44  4.26    78        83     8.46  6.54  5.27
                     29       34     3.07  3.07  3.06     54       59     4.68  4.53  4.32    79        84     8.61  6.57  5.27
                                                                                             80 &      85 &
                                                                                             Over      Over    8.74  6.59  5.27

                    If the income payable for a specific guaranteed period is equal to that for other guarantee periods the longer period will be deemed to have been elected.


                                        Monthly Installments for each $1,000 of Proceeds
OPTION 5                                    Option 5 - Joint & Survivor Life Income

                                  Female         50                55               60               65               70
                    Male
                    50                           3.53             3.71              3.86             4.00            4.11
                    55                           3.62             3.86              4.09             4.30            4.48
                    60                           3.70             4.00              4.30             4.60            4.89
                    65                           3.77             4.11              4.48             4.89            5.30
                    70                           3.83             4.20              4.63             5.13            5.70


                        NATIONWIDE LIFE INSURANCE COMPANY

ENDORSEMENTS (Endorsements may be made only by the Company at the Home Office)


                                     A B C D


                LAST SURVIVOR FLEXIBLE PREMIUM VARIABLE UNIVERSAL
                              LIFE INSURANCE POLICY

                            Adjustable Death Benefit

        Flexible premiums payable during either Insured's lifetime until the Maturity Date
                     Death Proceeds payable at death of both
                       Insureds prior to the Maturity Date
                 Maturity Proceeds payable on the Maturity Date
                                Non-Participating
                           Not eligible for dividends
                   Investment experience reflected in benefits



VLO-0600                               18